January 8, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Duc Dang, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:
ZAIS Financial Corp.
Registration Statement on Form S-11
Filed on January 8, 2013
CIK No. 0001527950

Dear Mr. Dang:

        On behalf of our client, ZAIS Financial Corp., a Maryland corporation (the "Company"), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff"), contained in the Staff's letter dated January 7, 2013 (the "January 7 Letter"), with respect to the amended draft of the Registration Statement on Form S-11, submitted on a confidential basis by the Company on December 21, 2012 (the "Draft Registration Statement"). The responses are set out in the order in which the comments were set out in the January 7 Letter and are numbered accordingly.

        We have enclosed with this letter a marked copy of the first publicly filed Registration Statement ("Registration Statement"), which was filed today by the Company via EDGAR, reflecting all changes to the Draft Registration Statement in response to the comments of the Staff contained in the January 7 Letter as well as changes arising from the passage of time since December 21, 2012. All page references in the responses are to pages of the marked copy of the Registration Statement.

General

1.
We have reviewed your response to comment 4 of our letter dated December 17, 2012. Please note that we may have further comment once the offering range and aggregate offering price has been included in the registration statement.

  We note that the Staff may have further comments once the offering range and aggregate offering price have been included in the Registration Statement.

Performance of ZAIS RMBS and Whole Loan Funds, page 151

2.
Please revise to disclose the leverage used by each program listed in this section.

  In response to the Staff's comment, the Company has added disclosure on pages 148 and 150 of the prospectus under "Our Advisor and the Investment Advisory Agreement—Historical Performance of Certain Funds and Managed Accounts Managed by ZAIS—Matrix V Funds" and "Our Advisor and the Investment Advisory Agreement—Historical Performance of Certain Funds and Managed Accounts Managed by ZAIS—The ZAIS Mortgage Securities Fund and the INARI Fund," respectively, to include information related to leverage for programs that employed leverage.

        We thank the Staff for its attention to the Company's filing and we look forward to hearing from you regarding the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8527.

Very truly yours,
/s/ JAY L. BERNSTEIN
Jay L. Bernstein

Enclosures

cc:
Securities and Exchange Commission
        William Demarest
        Jorge Bonilla
        Kristina Aberg

ZAIS Financial Corp.
        Michael Szymanski

Skadden, Arps, Slate, Meagher & Flom LLP
        David J. Goldschmidt